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                     August 30, 2022

       Ryan Greenawalt
       Chief Executive Officer and Director
       Alta Equipment Group Inc.
       13211 Merriman Road
       Livonia, MI 48150

                                                        Re: Alta Equipment
Group Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38864

       Dear Mr. Greenawalt:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services